EXHIBITS

Exhibit Number		Page
	Copy of the disclosure letter that PLDT Inc. (the “Company”) filed on September 18, 2024 with the Philippine Stock Exchange and the Philippine Securities and Exchange Commission in connection with the update on the U.S. class action filed against the Company and certain of its current and former directors and officers.	4

September 18, 2024

The Philippine Stock Exchange, Inc.

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention: Atty. Stefanie Ann B. Go

Officer-in-Charge – Disclosure Department

Securities & Exchange Commission

7907 Makati Avenue, Salcedo Village,

Barangay Bel-Air, Makati City

Attention: Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Department

Gentlemen:

We provide an update on the securities class action filed in the U.S. District Court for Central District of California (the “Court”) against PLDT Inc. (“PLDT” or the “Company”) and certain of its current and former directors and officers.

On September 17, 2024, the Court granted final approval to PLDT’s case-ending settlement of securities class action litigation commenced in 2023 against PLDT and certain of its current and former directors and officers by certain investors in PLDT’s American Depositary Shares (the “U.S. Class Action”). The investors alleged that defendants made materially false and misleading statements regarding PLDT’s capital expenditures and internal controls (among other matters) at various times between 2019 and 2022. The Company entered into a Stipulation of Settlement on February 16, 2024 to resolve the U.S. Class Action in its entirety as against all defendants for a payment of US$3,000,000. The settlement contains no admission of liability, fault or wrongdoing by any defendant. The Judgment and Order of the Court entered on September 17, 2024 provides that the Court will retain jurisdiction over (among other matters) implementation of the settlement and the distribution and disposition of the settlement fund.

Very truly yours,

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary

PLDT Inc.

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number
88168553

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,365 As of August 31, 2024	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.
September 18, 2024

Date of Report (Date of earliest event reported)

2.
SEC Identification Number: PW-55

3.
BIR Tax Identification No. 000-488-793

4.
PLDT Inc.

Exact name of issuer as specified in its charter

5. Philippines 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 8250-0254

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.
Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

________________________________________________________________

________________________________________________________________

________________________________________________________________

11. Item 9 (Other Events)

We provide an update on the securities class action filed in the U.S. District Court for Central District of California (the “Court”) against PLDT Inc. (“PLDT” or the “Company”) and certain of its current and former directors and officers.

On September 17, 2024, the Court granted final approval to PLDT’s case-ending settlement of securities class action litigation commenced in 2023 against PLDT and certain of its current and former directors and officers by certain investors in PLDT’s American Depositary Shares (the “U.S. Class Action”). The investors alleged that defendants made materially false and misleading statements regarding PLDT’s capital expenditures and internal controls (among other matters) at various times between 2019 and 2022. The Company entered into a Stipulation of Settlement on February 16, 2024 to resolve the U.S. Class Action in its entirety as against all defendants for a payment of US$3,000,000. The settlement contains no admission of liability, fault or wrongdoing by any defendant. The Judgment and Order of the Court entered on September 17, 2024 provides that the Court will retain jurisdiction over (among other matters) implementation of the settlement and the distribution and disposition of the settlement fund.

PLDT Inc.

By:

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary

September 18, 2024

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT Inc.
By : /s/Mark David P. Martinez Name : Mark David P. Martinez Title : Assistant Corporate Secretary Date : September 18, 2024